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                                                                     EXHIBIT 8.1


                                              December 15, 1999


Board of Directors
American Mutual Holding Company
699 Walnut Street
Des Moines, Iowa  50309


Board of Directors
AmerUs Life Holdings, Inc
699 Walnut Street
Des Moines, Iowa  50309


                  Re:      Federal Income Tax Consequences of
                           Proposed Demutualization and Merger


Dear Sirs:

         You have requested our opinion regarding the federal income tax consequences of a proposed demutualization (the "Demutualization") of American Mutual Holding Company ("AMHC"), a proposed liquidation (the "Liquidation") of AmerUs Group Co. ("Group") prior to the Demutualization, and a proposed merger (the "Merger") of AmerUs Life Holdings, Inc. ("ALH") into AMHC following the Demutualization.

         The opinions expressed herein are subject to our understanding of the relevant facts as summarized below.


                                     FACTS


A.       Parties to the Transactions

         AMHC is a mutual insurance holding company organized under Iowa law. As a mutual insurance holding company, AMHC does not have capital stock, instead it has members who are certain of the policyholders of AmerUs Life Insurance Company ("AmerUs Life"), a wholly owned subsidiary of ALH. The sole asset of AMHC is 100% of the outstanding stock of Group. AMHC is the common parent of an affiliated group of corporations that file consolidated returns for Federal income tax purposes. The principal businesses of the AMHC consolidated group are conducted through three wholly owned subsidiaries of Group - AmerUs Properties, Inc. ("Properties"), AmerUs Home Equity, Inc. ("Home Equity"), and AmerUs Land Development, Inc. ("Land") - and their respective wholly owned subsidiaries. The AMHC group also has various inactive subsidiaries that have discontinued business operations. Each member of the AMHC consolidated group uses the calendar year for its taxable year and follows the accrual method of accounting for Federal income tax purposes.

         Group is a wholly owned subsidiary of AMHC incorporated under Iowa law. Group's assets consist primarily of 100% of the stock of Properties, Home Equity and Land, as well as 58% of the stock of ALH. Properties is actively involved in the business of managing and developing commercial real estate and mortgage portfolios of AMHC and its subsidiaries. Home Equity is actively involved in the wholesale origination, sale, and servicing of home equity mortgage loans. Land owns a substantial inventory of raw land suitable for development that it acquired from AmerUs Home Services ("Home


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Services"), a former subsidiary of Group, and that it intends to liquidate in an orderly fashion. The stock of Properties and Home Equity represent approximately 5% and 1%, respectively, of the total value of Group's assets. The stock of Land represents approximately 2% of the value of Group's assets. The stock of ALH represents approximately 51% of the value of Group's assets. The remaining 41% of AMHC's assets consists of cash and investment securities.

         ALH is incorporated under Iowa law and is a publicly traded insurance holding company. ALH owns 100% of the stock of AmerUs Life, as well as 100% of the stock of Delta Life Corporation ("Delta") and 100% of the stock of AmVestors Financial Corporation ("AmVestors"). ALH's wholly owned subsidiaries have additional direct and indirect subsidiaries of their own, each of which is wholly owned by members of the ALH group. ALH and those of its subsidiaries that are not life insurance companies file a consolidated return. In addition, AmerUs Life and its wholly owned life insurance subsidiary American Vanguard Life Insurance Company file their own life-life consolidated return under section 1504(c)(1).(1) The direct and indirect subsidiaries of ALH (other than those that are inactive or that serve only as holding companies) are all involved in the life insurance business or other related financial services. The common stock of ALH is traded on the New York Stock Exchange. Approximately 42% of the outstanding common stock of ALH is held by public investors. The other 58% is held by Group. Each member of the ALH consolidated group uses the calendar year for its taxable year and follows the accrual method of accounting for Federal income tax purposes.

B.       Reorganization of AmerUs Life and Related Transactions

         Prior to June 30, 1996, AmerUs Life was organized as a mutual life insurance company under Chapter 491 of the Iowa Business Corporation Act.(2) AmerUs Life was reorganized as a stock life insurance company under Chapter 490 of the Iowa Business Corporation Act on June 30, 1996, pursuant to a plan of reorganization authorized under section 521A.14 of the Iowa Code. The plan of reorganization was approved by the Iowa Commissioner of Insurance and by a vote of the policyholders of AmerUs Life.

         AMHC was organized as a mutual insurance holding company under section 521A.14 of the Iowa Code incident to the reorganization of AmerUs Life. As required under section 521A.14 and as provided in the plan of reorganization, AmerUs Life's policyholders became members of AMHC and ceased to have any membership interest in AmerUs Life itself on the effective date of the reorganization. All equity ownership interests in AmerUs Life became represented by its capital stock, 100 percent of which was initially issued to AMHC. On August 1, 1996, AMHC transferred the stock of AmerUs Life to Group, and Group thereafter transferred that stock to ALH. ALH was formed to serve as the direct holding company of AmerUs Life (and such other life insurance companies as the group might acquire) and as the issuer of the stock and other securities to be offered to public investors.

         Pursuant to section 521A.14 of the Iowa Code and the articles of incorporation of ALH, AMHC is required to hold stock which directly or indirectly represents more than 50 percent of the voting power of the stock of AmerUs Life or of any intermediate holding company that owns all of the voting stock of AmerUs Life (i.e., ALH in this case). This requirement has been satisfied by the creation of Class A and

-----------------

(1) All statutory references are to the Internal Revenue Code of 1986, as amended. All references to "Reg". are to the Treasury Regulations on Income Tax (1986 Code).

(2) AmerUs Life was originally organized in 1896 as a mutual insurance company under the name Central Life Assurance Society of the United States. The company was converted to a stock company in 1902 and back to a mutual company in 1919. The company's name was changed to American Mutual Life Insurance Company when a previously unrelated company of that name was merged into the company at the end of 1994. The company's name was changed to AmerUs Life Insurance Company on June 30, 1996.


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Class B shares of ALH common stock. The Class A and Class B shares have identical dividend and liquidation rights, and each share is ordinarily entitled to one vote. However, the voting rights of the Class B shares are subject to an adjustment mechanism which assures that the Class A and Class B shares held by Group will retain more than 50 percent of the combined voting power of all ALH stock. Apart from this majority voting interest, the articles of incorporation of ALH currently provide that at least 25 percent of its common stock will be directly or indirectly owned by AMHC.

         The principal purpose of the reorganization was to create a corporate structure that would provide access to the capital markets through one or more public offerings of stock and thereby fund growth and expansion of the life insurance business, including through acquisitions of other life insurance companies. Accordingly, it was intended that a public offering of stock would be made as soon as practicable after the reorganization.

         A registration statement for a public offering of the common stock of ALH was filed with the SEC on September 18, 1996, and became effective on December 12, 1996. To facilitate market acceptance of the public offering, AmerUs Life distributed the stock of its primary non-life subsidiaries (Properties, Home Services, and AmerUs Bank) to Group and Group contributed the stock of AmerUs Life to ALH. On September 12, 1997, the parties received rulings from the IRS on the qualification of these transactions, and related transfers, as tax-free transactions under sections 355, 368(a)(1)(D), 351 and related sections. See PLR 97500050. On February 3, 1997, the sale of approximately 28 percent of the common stock of ALH, which had been offered pursuant to a public offering and a subscription rights offering to policyholders, was closed for total consideration of approximately $106 million. As a result of the public offering both ALH and AmerUs Life ceased to be members of the affiliated group of which AMHC was the common parent, and both companies had new taxable years commencing on February 4, 1997.

         Consistent with the growth objectives of the reorganization and public offering, ALH acquired Delta on October 24, 1997, and it acquired AmVestors on December 19, 1997. The Delta acquisition was effected through a reverse triangular cash merger, and the AmVestors acquisition was effected through a reverse triangular merger in which ALH stock was issued to the former AmVestors shareholders. As a result of the ALH stock issued in the AmVestors merger and subsequent repurchases of ALH stock in the open market, Group now owns approximately 58 percent of the outstanding stock of ALH, and the public shareholders own approximately 42 percent.

C.       Rights of AMHC's Members

         Prior to the reorganization, the policyholders of AmerUs Life were also members of the company. This meant that policyholders had the right to vote, on a one-policyholder-one-vote basis, for AmerUs Life's directors and on certain corporate transactions and the right to participate in any distribution of surplus upon a liquidation of the company.

         As a result of the reorganization, AmerUs Life's policyholders exchanged their membership interests in AmerUs Life for corresponding membership interests in AMHC. For the two-year period ending on June 30, 1998, only those persons who were AmerUs Life policyholders on June 30, 1996, became members of AMHC. As of June 30, 1998, all other AmerUs Life policyholders also became AMHC members.

         A policyholder's membership interest in AMHC consists of the rights to vote and to participate in the distribution of AMHC's surplus in the event of AMHC's voluntary dissolution or liquidation or to receive consideration in the event of AMHC's demutualization. The voting rights of members are equal, with each member having only one vote regardless of the number of policies owned by that member. The members have the right to vote for the election of AMHC's Directors and on any proposition that the



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Directors put to a vote of members or which is required to be put to a vote of members under Iowa law. An individual ceases to be a member of AMHC when he or she ceases to be a policyholder of AmerUs Life. Consistent with section 521A.14 of the Iowa Code, AMHC's articles of incorporation provide the members of AMHC with the sole right to receive dividends, liquidating distributions, or any proceeds from the demutualization of AMHC, but those rights are in all cases subject to the prior approval the Commissioner of Insurance of the State of Iowa.

         Under Iowa law, AMHC is treated as a mutual entity and may be demutualized under section 512A.14(5)(b) and Chapter 508B of the Iowa Code, the same statutory provisions that govern the demutualization of mutual life insurance companies. In the event of such demutualization, (including by means of a statutory merger into a pre-existing stock company), AMHC's members would be entitled to receive consideration in the form of stock, subscription rights to stock, cash, or such other consideration permitted under section 508B.3 and approved by the Commissioner of Insurance. A demutualization would not affect the contractual rights of AmerUs Life's policyholders under their insurance contracts.

D.       Proposed Transactions

         The proposed transactions will take place as follows: (i) Group will liquidate into AMHC, (ii) AMHC will convert to a stock corporation under Iowa law (the "Conversion") by amending its articles of incorporation to provide for the issuance of capital stock, and (iii) ALH will then merge into AMHC by means of a statutory merger under Iowa law.

         In the conversion transaction, the members of AMHC will receive, in the aggregate, voting common stock that will ultimately represent approximately 58% of AMHC and approximately $300 million of cash or policy credits funded by AMHC (as more fully described below). The value of consideration to be received by each member will reflect valuations based upon the member's voting rights and actuarial computations of the member's contribution to the surplus of AmerUs Life. This allocation of value will be subject to the approval of the Iowa Commissioner of Insurance.

         In the case of membership interests associated with tax sheltered annuities, individual retirement annuities, and other policies issued directly to pension plan participants (collectively "Qualified Contracts") the underlying policy will be credited with an additional amount of earnings, and no stock or cash will be distributed to the member/policyholder. It is expected that cash or property will be transferred from AMHC to the issuer of the qualified contracts (i.e., AmerUs Life) to fund these additional amounts.

         In the merger, the public shareholders of ALH will receive voting common stock of AMHC representing approximately 42% of the corporation. The voting common stock will be the only class of AMHC stock outstanding after the transaction.

         The purpose of the proposed transactions is to eliminate the mutual holding company structure, which no longer accords with AMHC and ALH's strategic business plan as a non-diversified stock company engaged in the life insurance business. The new structure is intended to support the future growth and financial strength of the combined entity in the life insurance industry and increase the liquidity of public markets in the stock of the public holding company.




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                                REPRESENTATIONS


         In connection with the proposed transactions, the following representations have been made to us by the parties:

A.       Liquidation of Group Into AMHC

         1. Group has outstanding 10,000 shares of voting common stock all of which is owned by AMHC. No other shares of Group stock are outstanding.

         2. AMHC acquired all of the shares of Group in exchange for a contribution of all of the shares of AmerUs Life received by AMHC pursuant to the demutualization of AmerUs Life.

         3. The basis of the Group stock in the hands of AMHC was determined by reference to AMHC's basis in the shares of AmerUs Life received by AMHC pursuant to the demutualization of AmerUs Life. That basis was, in turn, determined by reference to the basis that AmerUs Life had in its assets (net of AmerUs Life's liabilities) on the date of its demutualization.

         4. AMHC has no plan or intent to dispose of any Group stock prior to the liquidation. Group has no plan or intent to issue any additional shares of stock prior to the liquidation.

         5. AMHC, on the date of adoption of the plan of liquidation, and at all times until the final liquidating distribution is completed, will be the owner of at least 80 percent of the single outstanding class of Group stock.

         6. No shares of Group stock will have been redeemed during the 3 years preceding the adoption of the plan of liquidation.

         7. Prior to the transaction, the Board of Directors of Group will approve a plan of liquidation of Group contingent upon the receipt of the approval of the Iowa Commissioner of Insurance for the demutualization of AMHC and the merger of ALH into AMHC.

         8. All distributions from Group to AMHC pursuant to the plan of complete liquidation will be made within a single taxable year of Group.

         9. As soon as the first liquidating distribution has been made, Group will cease to be a going concern and its activities will be limited to winding up its affairs, paying its debts, and distributing its remaining assets to its shareholders.

         10. All the stock in Group will be redeemed and cancelled and Group will be dissolved.

         11. Group will retain no assets following the final liquidating distribution.

         12. On May 27, 1998, Group transferred all of the stock of Home Services to MidAmerican Realty Services Company ("MidAmerican") in exchange for cash and property with an aggregate value of approximately $84 million. To the best of Management's knowledge, neither Group, AMHC, nor any of the members of AMHC, own stock of MidAmerican and MidAmerican does not have a membership interest in AMHC.

         13. On July 31, 1998, Group transferred all of the stock of AmerUs Bank to Commercial Federal Corporation ("Commercial") in exchange for cash and property with an aggregate value of approximately $93.2 million; in addition, approximately $85.0 of assets that Commercial did not want to



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acquire (primarily a loan portfolio) were distributed by AmerUs Bank to Group immediately prior to the transaction. To the best of Management's knowledge, neither Group, AMHC, nor any of the members of AMHC own stock of Commercial and Commercial does not have a membership interest in AMHC.

         14. Other than exchanging the stock of AmerUs Life for stock of Group, AMHC has not disposed of any assets other than in the ordinary course of business during the 3-year period ending on the date of the adoption of the plan of liquidation.

         15. The liquidation of Group will not be preceded or followed by the reincorporation in, or transfer or sale to, a recipient corporation of any of the businesses or assets of Group.

         16. Prior to adoption of the plan of liquidation, no assets of Group will have been distributed in kind, transferred or sold to AMHC, except for (i) transactions occurring in the normal course of business, and (ii) transactions occurring more than 3 years prior to adoption of the plan of liquidation.

         17. Group will report all earned income represented by assets that will be distributed to its shareholders such as receivables being reported on a cash basis, unfinished construction contracts, commissions due, etc.

         18. The fair market value of the assets of Group will exceed its liabilities both at the date of the adoption of the plan of complete liquidation and immediately prior to the time the first liquidating distribution is made.

         19. There is no intercorporate debt existing between AMHC and Group and none has been cancelled, forgiven, or discounted, except for transactions occurring more than 3 years prior to the date of adoption of the plan of liquidation.

         20. AMHC is not an organization that is exempt from Federal income tax under section 501 or any other provision of the Code.

B.       Recapitalization of AMHC

         1. AMHC currently has outstanding no capital stock. All of the ownership of AMHC is represented by membership interests owned by certain of the policyholders of AmerUs Life.

         2. There is no person that owns membership interests representing 5 percent or more of the voting rights in AMHC, nor will any person receive 5 percent or more in aggregate value of the cash, stock and policy credits to be issued in the recapitalization.

         3. Following the recapitalization and the merger, AMHC will continue to be a holding company, and will own all of the stock of the subsidiaries formerly owned by it and by ALH.

         4. AMHC and its members will each pay their own expenses, if any, incurred in connection with the recapitalization.

C.       Merger of ALH Into AMHC

         1. The terms of the Merger were negotiated through arm's length bargaining between ALH and AMHC and, accordingly, the fair market value of the shares of AMHC stock and other consideration received by each ALH shareholder will be approximately equal to the fair market value of the shares of ALH stock surrendered in the Merger exchange.



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         2. AMHC has no plan or intention to reacquire any of its stock issued in the Merger.

         3. AMHC has no plan or intention to sell or otherwise dispose of any of the assets of ALH or its subsidiaries acquired in the Merger, except for dispositions made in the ordinary course of business.

         4. The liabilities of ALH assumed by AMHC and the liabilities to which the transferred assets of ALH are subject were incurred by ALH in the ordinary course of its business.

         5. Following the Merger, AMHC will continue the historic business of ALH or use a significant portion of ALH's historic business assets in a business.

         6. AMHC, ALH, and the shareholders of ALH will pay their respective expenses, if any, incurred in connection with the Merger.

         7. There is no intercorporate indebtedness existing between ALH and AMHC that was issued, acquired, or will be settled at a discount.

         8. Neither party to the Merger is an investment company as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

         9. ALH is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

         10. Both the fair market value and the adjusted bases of the assets of ALH transferred to AMHC will each equal or exceed the sum of the liabilities assumed by AMHC plus the amount of liabilities, if any, to which the transferred assets are subject.

         11. The payment of cash in lieu of fractional shares of AMHC stock is solely for the purpose of avoiding the expense and inconvenience to AMHC of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the ALH shareholders instead of issuing fractional shares of AMHC stock will not exceed one percent of the total consideration that will be issued in the Merger to the ALH shareholders in exchange for their shares of ALH stock. The fractional share interest of each ALH shareholder will be aggregated, and no ALH shareholder will receive cash in an amount equal to or greater than the value of one full share of AMHC.

         12. None of the compensation received by any shareholder-employee of ALH will be separate consideration for, or allocable to, any of the shares of ALH stock owned by that person prior to the Merger; none of the shares of AMHC stock received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee of ALH will be for services actually rendered and will be commensurate with the amounts paid to third parties bargaining at arm's-length for similar services.


                                   DISCUSSION


A.       Liquidation of Group Into AMHC


         Under section 332, no gain or loss is recognized by a distributee corporation on the receipt of property from a liquidating corporation in which the distributee owns 80 percent or more of the stock. Under section 337, the liquidating corporation recognizes neither gain nor loss on the transaction, as well.

         The distribution by Group of all its properties to AMHC, pursuant to a plan of liquidation, will satisfy the requirements of section 332 and, therefore, will be tax free to both corporations. As a result of



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the transaction, AMHC's basis in its Group stock will be eliminated, and AMHC will succeed to Group's basis in the transferred properties. Section 334(b).

B.       Conversion of AMHC Into a Stock Company

         In the Conversion, AMHC will be converted from a mutual holding company to a stock company under Iowa law, and the ownership interests in AMHC will be converted from membership interests to common stock interests. It is clear that an exchange of stock interests for new stock interests in the same corporation will qualify as a recapitalization within the meaning of section 368(a)(1)(E). See, e.g., Rev. Rul. 84-114, 1984-2 C.B. 90 (exchange of old common stock for new preferred stock). Such a transaction is merely a "reshuffling of [the] capital structure within the framework of an existing corporation". Helvering v. Southwest Consolidated Corp., 315 U.S. 194, 202 (1942).(3)

         The Conversion will involve a similar change in the capital structure of a single corporation. Further, the Internal Revenue Service (the "Service") has issued a series of private letter rulings(4) that have treated demutualizations of mutual insurance companies as recapitalizations under section 368(a)(1)(E) of the Code.(5) See Priv. Rul. 9540004 (April 18, 1995); Priv. Rul. 9512021 (Dec. 29, 1994); Priv. Rul. 9235009 (April 16, 1992); Priv.
Rul. 9022038 (March 5, 1990); Priv. Rul. 8711121 (Dec. 16, 1986).

         To qualify as a recapitalization under section 368(a)(1)(E), the Conversion must also satisfy the business purpose requirement. See Reg. Section 1.368-1(b). The Conversion is one step in an overall transaction designed to eliminate the mutual holding company structure, which no longer accords with AMHC and ALH's strategic business plan as a non-diversified stock company engaged in the life insurance business. The new structure is intended to support the future growth and financial strength of the combined entity in the life insurance industry. Accordingly, the business purpose requirement for recapitalization treatment will be satisfied.

         Because the Conversion of AMHC will constitute a recapitalization within the meaning of section 368(a)(1)(E), those members receiving stock for their AMHC membership interests will not recognize gain or loss on the exchange.
Section 354(a)(1). The members will obtain a tax basis in their stock equal to their basis in the membership interests transferred to ALH in exchange therefore. Section 358(a)(1). AMHC will not recognize gain or loss on the issuance of its stock. Section 1032.


----------------

(3) Because a recapitalization is a single-entity transaction not involving a transfer of corporate assets, the "continuity of business enterprise" requirement of Reg.Section 1.368-1(d)(2) is not applicable. See Rev. Rul. 82-34, 1982-1 C.B. 59. In addition the "continuity of proprietary interest" requirement applicable to other types of reorganizations will not apply to the Conversion. See Rev. Rul. 77-479, 1977-2 C.B. 119; Rev. Rul. 77-415, 1977-2 C.B. 311; Tech.
Adv. Memo. 8815003 (Dec. 11, 1987). Even if applicable, however, this requirement would be satisfied because the members of AMHC would be treated as the owners of the company for purposes of the continuity of proprietary interest test. See Rev. Rul. 74-277, 1974-1 C.B. 88; Rev. Rul. 71-233, 1971-1 C.B. 113.

(4) Although private rulings are only binding authority with respect to the parties involved in the rulings, they are indicative of the administrative practice of the Service and are cited for that reason.

(5) It is also possible that the Conversion could qualify as an "F" reorganization pursuant to section 368(a)(1)(F) of the Code. That section refers to transactions that constitute a "mere change in identity, form, or place of organization of one corporation". See Rev. Rul. 80-105, 1980-1 C.B. 78 (conversion of mutual savings and loan association into a stock corporation was a valid "F" reorganization). This characterization would result in the same tax-free treatment for the parties discussed in section B of this opinion. However, the trend in recent rulings is to treat demutualizations as "E" reorganizations.


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C.       Merger of ALH Into AMHC

         Section 368(a)(1)(A) accords "reorganization" treatment to a transaction in which one corporation merges into another under a state merger statute. To qualify as a reorganization a Merger must also satisfy several non-statutory requirements, developed by the courts and now contained in the Treasury Regulations. The first of these is the business purpose requirement. See Reg. Section 1.368-1(b). As stated above, the Conversion is one step in an overall transaction designed to eliminate the mutual holding company structure, which no longer accords with AMHC and ALH's strategic business plan as a non-diversified stock company engaged in the life insurance business. The new structure is intended to support the future growth and financial strength of the combined entity in the life insurance industry. Accordingly, the business purpose requirement for reorganization treatment will be satisfied.

         "Continuity of interest" is the second non-statutory requirement. See Reg. Section 1.368-1(e) and -1T(e). Continuity of interest requires that proprietary interests in the target corporation (ALH) representing a substantial part of the value of all outstanding proprietary interests in that corporation prior to the merger be exchanged for proprietary interests in the acquiring corporation (AMHC) or be exchanged by the acquiring corporation for a direct interest in the target corporation enterprise. For advance ruling purposes, the Service defines "substantial" as at least 50 percent. Rev. Proc. 77-37, 1977-2 C.B. 568. Here the continuity of interest requirement will be satisfied because 100% of the ALH stock will be exchanged for new AMHC stock or, in the case of the stock held by AMHC, for a direct interest in ALH's assets.

         "Continuity of business enterprise" ("COBE") is the third non-statutory requirement. See Reg. Section 1.368-1(d). COBE requires that the acquiring corporation either continue the target corporation's historic business or use a significant portion of the target corporation's historic business assets in a business. We understand that there is no intention to dispose of or contract ALH's historic insurance business after the transaction. Thus, the COBE requirement will be satisfied.

D.       Receipt by AMHC Members of Cash from AMHC for AMHC Equity Interests

         The receipt by AMHC members of cash from AMHC in redemption of membership interests will be treated as a payment to each member in exchange for his membership interests, and any gain will be taxed at capital gains rates to the extent that the membership interest was a capital asset in the member's hands (which will generally be the case). Sections 302(b)(1), (b)(2) and (b)(3) and 356(a); McDonald v. Commissioner, 52 T.C. 82 (1969).

E.       Receipt by ALH Shareholders of AMHC Stock for ALH Stock

         Because the merger of ALH into AMHC will constitute a reorganization within the meaning of section 368(a)(1)(A), the receipt of AMHC stock in exchange for ALH stock will not result in the recognition of gain or loss on the exchange. Section 354(a)(1). The ALH shareholders will obtain a tax basis in their AMHC stock equal to their basis in the ALH stock surrendered in the transaction. Section 358(a)(1). AMHC will not recognize gain or loss on the issuance of its stock. Section 1032.

F.       Treatment of Policy Credits

         The Qualified Contracts are subject to certain limitations on contributions and distributions. Adverse tax consequences to the policyholders could result if the crediting of additional amounts to these policies were to result in a deemed distribution to the policyholders or a deemed contribution by the policyholders.




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         As a result of the transaction, policyholders will exchange their rights as members of AMHC for additional policy credits on the underlying insurance contracts with AmerUs Life.(6) The membership interests held in AMHC arise solely as a result of having purchased those insurance contracts from AmerUs Life. The continued ownership of a membership interest in AMHC is entirely dependent upon a continuation of the insurance contract in force with AmerUs Life. At the time that an annuity or insurance contract is purchased from a mutual insurer no consideration is required to be allocated to the membership interest. Rev. Rul. 71-233, 1971-1 C.B. 113 (policyholder has no basis in membership interest). When policyholder dividends are credited to an annuity contract, it is not treated as a distribution to the policyholder or a contribution by the policyholder. See sections 72(e)(4)(b) and 408(b)(2)(c). These results indicate that a membership interest associated with an annuity contract generally is not treated for tax purposes as an asset separate from the contract, but rather is viewed as a component of the contract. Cf. Reg. Section 1.72-2(a)(3)(i) (a "program of interrelated contributions and benefits" should be treated as a single contract for purposes of section 72).

         The same result should obtain with respect to insurance contracts that provide life insurance protection incidental to an annuity contract or qualified plan. See Reg. Sections 1.72-2(a)(3)(ii), 1.401(a)-1(a)(3), 1.403(b)-1(c)(3).
Thus, the issuance of policy credits with respect to the Qualified Contracts in exchange for AMHC membership rights is a mere change in the form of a component of the Qualified Contracts. The Conversion increases the accumulation value of the Qualified Contracts and thus should be treated in the same manner as any other return of or return on investment within the Qualified Contract and should not be regarded as having been received or contributed by the policyholder. See, e.g., PLR 9745013, PLR 9540004, PLR 9230033. In particular, the Conversion will not cause any value to leave tax-deferred solution. See Rev. Rul. 90-24, 1990-1 C.B. 27 (no distribution on exchange of one qualified annuity for another); PLR 9339024. Accordingly, the transaction should not result in a distribution that is subject to withholding or taxable to the employee or beneficiary under the contract, the qualification of the policies under section 403(b) or 408(b) will not be adversely affected, and the Conversion will not result in the imposition of a penalty for premature distributions or excess contributions.

         Further support for the foregoing conclusion can be found in Rev. Proc. 99-44, 1999-48 I.R.B. 598, which provides that an annuity contract will not be disqualified under section 403(a), section 403(b) or section 408 due to a policyholder's ability to direct investment of contract premiums if the same rights could have been made available to the contract holder through a custodial account or trust arrangement satisfying the requirements of section 403(b)(7)(A) or section 408(a). By analogizing a qualified annuity to a custodial account or trust arrangement, the revenue procedure seems to imply that the core requirements of qualification under section 403(a), section 403(b) or section 408 are the limitations on contributions by and distributions to the contract holder. If a Qualified Contract and the associated membership interest had been held by a custodial account or trust arrangement, there would be no doubt that the conversion of the membership interest into additional policy credits on the contract would not have constituted a contribution by or distribution to the beneficiary of the account or trust. Thus, extending the apparent rationale of the revenue procedure to this case indicates that issuing policy credits with respect to Qualified Contracts should have no adverse effect.

-----------------

(6) The issuance of policy credits to the holders of Qualified Contracts will increase the surrender value of such contracts and the appropriate statutory reserves for such contracts, which should result in a corresponding increase to AmerUs Life's life insurance reserves under section 807(d). As a result AmerUs Life's deductions under section 807(b) for the year will increase, or its gross income under section 807(a) for the year will decrease, by the amount of the increased reserves.

                                    OPINIONS


         On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion that:

         1. No gain or loss will be recognized by AMHC or Group on the Liquidation of Group into AMHC, pursuant to sections 332 and 337(a).

         2. The basis of Group's assets in the hands of AMHC following the Liquidation will, in each case, be the same as the basis of those assets in the hands of Group immediately prior to the Liquidation. Section 334(b)(1).

         3. The holding period of the assets of Group in the hands of AMHC will, in each instance, include the period for which such assets were held by Group.
Section 1223(2).

         4. As provided by section 381(a) and section 1.381(a)-1 of the regulations, AMHC will succeed to and take into account as of the date of the proposed transfer, as defined in section 1.381(b)-1(b) of the regulations, the items of Group described in section 381(c). Any deficit in earnings and profits may be used only to offset earnings and profits accumulated after that date.

         5. The Conversion of AMHC into a stock company and the distribution by it of stock and cash in exchange for outstanding membership interests will qualify as a reorganization under section 368(a)(1)(E). No gain or loss will be recognized by AMHC on the Conversion and related distributions. Sections 1032,

         6. No gain or loss will be recognized by the AMHC members who receive AMHC stock in the Conversion in exchange for their membership interests. Section 354(a)(1).

         7. The AMHC members who receive AMHC stock for their membership interests will obtain a tax basis in the stock equal to their basis in the membership interests transferred to ALH in exchange therefore. Section 358(a)(1).

         8. The receipt by AMHC members of cash from AMHC in redemption of their membership interests will be treated as a payment to each member in exchange for his membership interest, and any gain will be taxed at capital gains rates to the extent that the membership interest was a capital asset in the member's hands. Sections 302(b) and 356(a).

         9. The issuance of policy credits to AMHC members owning Qualified Contracts -

                  a. Will not be treated as a distribution that would affect the treatment of the Qualified Contracts under section 402, 403(b), or 408;

                  b. Will not be treated as a distribution or contribution with respect to the Qualified Contract that would result in a penalty tax under section 72(e), 72(t), 4973, or 4979;

                  c. Will not result in current taxable income to the members owning the Qualified Contracts;

                  d. Will not be treated for purposes of section 72 as part of the investment in the Qualified Contracts, but will be treated for purposes of sections 403 and 408 as investment earnings attributable to the year in which the policy credits are issued; and

                  e. Will not be subject to withholding pursuant to section
3405.

         10. Policies issued by AmerUs Life prior to the effective date of the Conversion will not be deemed newly issued, issued in exchange for existing policies or newly purchased, for any material federal income tax purposes as a result of the Conversion.

         11. The Merger of ALH into AMHC will qualify as a reorganization under section 368(a)(1)(A). ALH and AMHC will each be "a party to a reorganization" within the meaning of section 368(b).

         12. No gain or loss will be recognized by ALH upon the transfer of its assets to AMHC in exchange for AMHC Common Stock, the assumption of the liabilities of ALH, and the receipt of cash by ALH stockholders for fractional shares. Sections 361 and 357(a).

         13. No gain or loss will be recognized by AMHC upon its receipt of the assets of ALH in exchange for AMHC Common Stock. Section 1032(a).

         14. The basis of ALH's assets in the hands of AMHC will, in each case, be the same as the basis of those assets in the hands of ALH immediately prior to the exchange. Section 362(b).

         15. The holding period of the assets of ALH in the hands of AMHC will, in each instance, include the period for which such assets were held by ALH.
Section 1223(2).

         16. No gain or loss will be recognized by ALH shareholders upon their receipt of AMHC stock in exchange for their ALH stock, except as noted in Paragraph (18) below. Section 354(a)(1).

         17. The basis of the AMHC stock received by the ALH shareholders will be the same as the basis of the ALH stock surrendered in exchange therefor.
Section 358(a)(1).

         18. The holding period of the AMHC stock received by each ALH shareholder will include the period during which the ALH shares surrendered therefor were held, provided that the ALH shares were held as a capital asset in the hands of such ALH shareholder on the date of the exchange. Section 1223(1).

         19. The payment of cash to ALH shareholders in lieu of fractional share interests of AMHC shares will be treated as if the fractional shares were actually distributed as part of the exchange and were subsequently redeemed by AMHC. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116.

         20. As provided by section 381(a) and section 1.381(a)-1 of the regulations, AMHC will succeed to and take into account as of the date of the proposed transfer, as defined in section 1.381(b)-1(b) of the regulations, the items of ALH described in section 381(c), subject to the conditions and limitations of sections 381, 382, 383, and 384 and the regulations thereunder. Any deficit in earnings and profits may be used only to offset earnings and profits accumulated after that date.

         This opinion is based upon existing law, regulations, administrative rulings and judicial opinions. No assurance can be given that changes in law or regulation or forthcoming opinions or decisions will not modify the conclusions expressed in this opinion letter. Further, no assurance can be given that the Internal Revenue Service will not apply stricter standards than set forth in its advance ruling guidelines or that it will not challenge the conclusions stated in this opinion letter.

         No opinion is expressed with respect to state, local, foreign or other tax laws. This opinion does not take into account the special circumstances of certain holders of ALH Common Stock, for example, foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in stocks and securities, and persons who do not hold their ALH Common Stock as a capital asset, which might affect the results described above.


                                             Very truly yours,

                                             /s/ Caplin & Drysdale, Chartered

                                             Caplin & Drysdale, Chartered




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